06001960

NITED STATES
ID EXCHANGE COMMISSION
hington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH, D.C. 209

# AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-52877 |

A/C 3/21

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY).

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **JVB Financial Group, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

2700 N. Military Trail
(No. and Street)

| Boca Raton | Florida | 33431 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Butkevits (561)416-5876
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual state last, first, middle name*)

| 1900 NW Corporate Blvd | Boca Raton | Florida | 33431 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED MAY 25 2006 THOMSON FINANCIAL

**CHECK ONE:**

X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**SEC 1410 (3-91)**

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number**

## TABLE OF CONTENTS

# OATH OR AFFIRMATION

I, **Vincent Butkevits**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **JVB Financial Group, LLC**, as of **December 31, 2005** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

NOTARY PUBLIC-STATE OF FLORIDA
Vincent James Fisk
Commission # DD378223
Expires: JAN. 22, 2009
Bonded Thru Atlantic Bonding Co., Inc.

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
__ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
__ (m) A copy of the SICP Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## INDEPENDENT AUDITOR'S REPORT

To the Member
JVB Financial Group, LLC

We have audited the accompanying statement of financial condition of JVB Financial Group, LLC as of December 31, 2005, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JVB Financial Group, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boca Raton, Florida
February 23, 2006

Certified Public Accountants

## ASSETS

| | 2005 |
|---|---|
| Cash | $ 22,633 |
| Marketable securities, at market value | 13,728,644 |
| Other receivables | 104,499 |
| Due from affiliate | 9,352 |
| Prepaid expenses | 38,991 |
| Clearing deposit | 100,000 |
| Total assets | $ 14,004,119 |

## LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Payable to clearing organization, net | $ 6,911,204 |
| Securities sold, not yet purchased, at market value | 2,274,452 |
| Commissions payable | 478,370 |
| Accrued expenses | 280,557 |
| Total liabilities | 9,944,583 |
| Member's equity | 4,059,536 |
| Total liabilities and member's equity | $ 14,004,119 |

See accompanying notes to financial statements.

# JVB FINANCIAL GROUP, LLC
## STATEMENT OF OPERATIONS
## YEAR ENDED DECEMBER 31, 2005

| | 2005 |
|---|---|
| Revenues: | |
| Commissions | $ 120,870 |
| Proprietary trading | 10,365,937 |
| Interest | 1,124,791 |
| Unrealized loss on marketable securities | (14,190) |
| Other | 7,804 |
| Total revenues | 11,605,212 |
| Expenses: | |
| Compensation and benefits | 7,751,434 |
| Clearing costs | 460,779 |
| Regulatory fees | 28,145 |
| Management fee | 57,000 |
| Communication costs | 590,786 |
| Interest expense | 1,044,302 |
| Insurance costs | 62,667 |
| Professional fees | 82,642 |
| Other expenses | 411,640 |
| Total expenses | 10,489,395 |
| Net income | $ 1,115,817 |

See accompanying notes to financial statements.

| | 2005 |
|---|---|
| Balance, January 1, 2004 | $ 3,617,421 |
| Distributions to the member | (673,702) |
| Net income | 1,115,817 |
| Balance, December 31, 2005 | $ 4,059,536 |

See accompanying notes to financial statements.

**JVB FINANCIAL GROUP, LLC**
**STATEMENT OF CASH FLOWS**
**YEAR ENDED DECEMBER 31, 2005**

| | 2005 |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 1,115,817 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Unrealized gain on marketable securities | 14,190 |
| Changes in assets and liabilities: | |
| (Increase) decrease in: | |
| Prepaid expenses | 26,394 |
| Other receivables | 75,013 |
| Marketable securities | (6,471,807) |
| Increase (decrease) in: | |
| Payable to clearing organization | 6,022,974 |
| Commissions payable | (235,891) |
| Accrued expenses | 20,300 |
| Net cash provided by operating activities | 566,990 |
| Cash flows from investing activities: | - |
| Cash flows from financing activities: | |
| Distributions to the member | (673,702) |
| Net cash used in financing activities | (673,702) |
| Net decrease in cash | (106,712) |
| Cash, beginning of year | 129,345 |
| Cash, end of year | $ 22,633 |
| Supplemental disclosure of cash flow information: | |
| Cash paid during the year for interest | $ 1,044,302 |

See accompanying notes to financial statements.

## NOTE 1 - DESCRIPTION OF BUSINESS

JVB Financial Group, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Florida Limited Liability Company that is a wholly-owned subsidiary of JVB Financial Holdings, LLC.

All customer accounts are cleared though Pershing LLC a subsidiary of The Bank of New York.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

### Revenue Recognition

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

The Company generates commission income from sales and purchases of bonds on behalf of customers. Commissions are recorded on a trade date basis.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Marketable Securities

Marketable securities held at year-end consist of trading securities, which are reported at fair value with unrealized gains or losses included in earnings.

### Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on his distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2005.

## NOTE 3 – RELATED PARTY TRANSACTIONS

A related company through common ownership and management provides management and consulting services to the Company. In connection with the management agreement, the Company incurred management fee expenses of $57,000 for the year ended December 31, 2005. The Company also incurred expenses for rent in the amount of approximately $128,000 to this related party for the year ended December 31, 2005.

***NOTE 4 – NET CAPITAL REQUIREMENTS***

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $2,999,634 which was $2,488,292, in excess of its required net capital of $511,342. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 2.56 to 1.

***NOTE 5 – RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS***

The Company clears all of its proprietary and customer securities transactions through another broker-dealer on a fully disclosed basis. At no time is the Company in possession of customer funds.

The Company has a $4,549,000 receivable from their clearing organization at December 31, 2005 which consists primarily of the Company's trading profits and net commissions due from customer trades.

The Company has a $11,460,204 payable to their clearing organization at December 31, 2005 which includes amounts due on cash and margin transactions and is collateralized by securities owned by the Company.

The Company's clearing organization nets the receivable and payable, hence carrying either an amount payable to the Company or amount receivable from the Company. At December 31, 2005 the Company had a net payable to this clearing organization of $6,911,204.

***NOTE 6 – MARKETABLE SECURITIES***

Marketable securities, as shown in the accompanying statement of financial condition, consist primarily of federal, state and municipal government obligations. Their cost and estimated market value at December 31, 2005 are as follows:

| | Owned | Securities sold, not yet purchased |
|---|---|---|
| Trading securities: | | |
| Cost | $ 13,740,649 | $ 2,272,375 |
| Unrealized loss | (12,005) | 2,077 |
| | $ 13,728,644 | $ 2,274,452 |

The Company included unrealized losses in the amount of $14,190 in earnings for the year ended December 31, 2005.

***NOTE 7 – OTHER RECEIVABLES***

Other receivables consist of the following at December 31, 2005:

| | | |
|---|---|---|
| Short-term loans due from employees | $ | 7,097 |
| Long-term loans due from employees | | 97,402 |
| | $ | 104,499 |

***NOTE 8 – CONCENTRATIONS OF CREDIT RISK***

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times, may exceed federally insured limits.

***NOTE 9 – FINANCIAL INSTRUMENTS***

The carrying amounts reported in the balance sheet for cash, marketable securities, receivables, prepaid expenses, deposits and payables approximate fair value based on the short-term maturity of these instruments.

***NOTE 10 – RETIREMENT PLAN***

The Company maintains a defined contribution plan covering substantially all employees of the Company. Employees who have attained age eighteen and have completed one month of service are eligible to become a participant in the plan. The plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA). The Plan has an agreement with a company to act as investment manager and invest the Plan's assets in various types of funds. Participants can elect to have a percentage of their compensation contributed to the Plan. The Company may contribute a matching contribution to the plan for each participant equal to a percentage of the elective contributions made by the participants. Pension contribution expense was approximately $238,000 for the year ended December 31, 2005.

# SUPPLEMENTARY INFORMATION

**JVB FINANCIAL GROUP, LLC**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31, 2005**

| | |
|---|---|
| Net capital computation: | |
| Total member's equity | $ 4,059,536 |
| Deductions and/or charges: | |
| Non-allowable assets: | |
| Due from affiliate | 9,352 |
| Prepaid expenses | 38,991 |
| Other receivables | 104,499 |
| Total non-allowable assets | 152,842 |
| Net capital before haircuts on securities positions | 3,906,694 |
| Haircuts on securities: | |
| Deposits | - |
| Corporate, Federal, State and Municipal government obligations | 833,430 |
| Undue concentrations | 73,630 |
| Total haircuts on securities | 907,060 |
| Net capital | 2,999,634 |
| Required minimum capital | 511,342 |
| Excess net capital | $ 2,488,292 |
| Aggregate indebtedness: | |
| Aggregate indebtedness as included in the Statement of Financial Condition | $ 7,670,131 |
| Ratio of aggregate indebtedness to net capital | 2.56 to 1 |
| Reconciliation: | |
| Net capital, per unaudited December 31, 2005 FOCUS report, as filed | $ 3,009,718 |
| Net audit adjustments | (10,084) |
| Net capital, per December 31, 2005 audited report, as filed | $ 2,999,634 |

JVB Financial Group, LLC is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii) as all customer transactions are cleared through Pershing on a fully disclosed basis.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

## REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To The Member
JVB Financial Group, LLC

In planning and performing our audit of the financial statements and supplemental schedules of JVB Financial Group, LLC for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boca Raton, Florida
February 23, 2006

Certified Public Accountants

# JVB FINANCIAL GROUP, LLC

## FINANCIAL STATEMENTS

## YEAR ENDED DECEMBER 31, 2005

SHERB & CO., LLP
*Certified Public Accountants*

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com
Offices in New York and Florida

SEC MAIL PROCESSING
RECEIVED
MAR 01 2006
WASH, D.C.
209 SECTION

**REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3**

To The Member
JVB Financial Group, LLC

In planning and performing our audit of the financial statements and supplemental schedules of JVB Financial Group, LLC for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal

control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sherb & Co., LLP
Certified Public Accountants

Boca Raton, Florida
February 23, 2006

S&Co.
SHERB & CO., LLP
*Certified Public Accountants*

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com
Offices in New York and Florida

## INDEPENDENT AUDITOR'S REPORT

To the Member
JVB Financial Group, LLC

We have audited the accompanying statement of financial condition of JVB Financial Group, LLC as of December 31, 2005, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JVB Financial Group, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP
Certified Public Accountants

Boca Raton, Florida
February 23, 2006